EXHIBIT 99.1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13(d)-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: May 15, 2025

PERCEPTIVE ADVISORS LLC

By: /s/ Joseph Edelman
        Name: Joseph Edelman
        Title: Managing Member

/s/ Joseph Edelman
JOSEPH EDELMAN

PERCEPTIVE CREDIT ADVISORS LLC

By: /s/ Joseph Edelman
        Name: Joseph Edelman
        Title: Managing Member

PERCEPTIVE CREDIT HOLDINGS IV, LP

By: Perceptive Credit Opportunities GP, LLC, its general partner

By: /s/ Joseph Edelman
        Name: Joseph Edelman
        Title: Managing Member

PERCEPTIVE EQ AIV IV, LP

By: PCOF EQ AIV GP, LLC, its general partner

By: /s/ Joseph Edelman
        Name: Joseph Edelman
        Title: Managing Member